SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 6, 2004

Commission File No. 1-14838

________________

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosures: Press release dated July 2, 2004, announcing new appointments to Rhodia's Executive Committee.

        Incorporated by reference into Rhodia’s Registration Statements on Form F-4
     (Reg. No. 333-107379 and 333-116215)

PRESS RELEASE

NEW APPOINTMENTS TO RHODIA’S EXECUTIVE COMMITTEE

Paris, July 2, 2004 – Rhodia today announced two new appointments to the Group’s Executive Committee:

-	Bruno Mouclier joins Rhodia as Group Executive Vice-President and Chief Financial Officer. He will replace Pierre Prot who is leaving the Group.

-	Jean-Pierre Labroue joins Rhodia as Senior Vice President & General Counsel. He will replace Yves Brissy who is retiring.

Bruno Mouclier and Jean-Pierre Labroue will assume their new responsibilities at the beginning of September 2004.

Bruno Mouclier, 46, a graduate of France’s HEC business school and holder of a degree in accounting, (DECS), began his career as an auditor with Coopers & Lybrand in August 1982. In September 1983, he moved to the Finance Department of the Remy Cointreau Group where he held a number of positions both in France and abroad: from January 1985 to January 1989, he was Deputy Group Controller and, subsequently, Manager of the Holding Company’s Accounts Department before assuming responsibility of Financial Control for Distribution Activities in Europe, based in London. In July 1990, he was appointed Financial Controller of the Champagne Division. In July 1993, he moved to Hong Kong as Financial Controller for the Asia/Pacific region. He was appointed Chief Financial Officer of the Remy Cointreau Group in November 1997, serving in this position and as a member of the Management Board until May 2004.

Jean-Pierre Labroue, 41, holds post graduate degrees in international law (DEA) and in international business law (DESS) from the University of Paris X, completed the ESSEC-IMD business school program and obtained a LL.M. degree in Corporate Law & Finance from Widener University, DE. He began his career in October 1988 with the Jeantet & Associés law firm in Paris. In May 1989, he joined the Rhône-Poulenc Chimie’s legal department where he became more specifically involved in mergers & acquisitions. In November 1993, he moved to the American Rhône-Poulenc Rorer’s headquarters in Collegeville, PA. He came back to France in May 1996 to take the position of Vice President & General Counsel, Europe and International of Rhône-Poulenc Rorer. In December 1999, he was appointed Vice President, General Counsel and Corporate Secretary of Aventis Pharma SA, in charge of legal support to the commercial, industrial and research and development operations in France. Since the creation of the Europe region in Aventis on September 1, 2003, he was assuming additional responsibilities of Vice President and Head of Legal Affairs, Europe.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2004	RHODIA BY: /s/ PIERRE PROT —————————————— Name: Pierre Prot Title: Chief Financial Officer